EXHIBIT 3.1

Certificate of Amendment

Of the

Certificate of Incorporation

Of

Edible Garden AG Incorporated

Edible Garden AG Incorporated, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows:

FIRST: The name of the corporation is Edible Garden AG Incorporated (the “Corporation”).

SECOND: The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 12, 2021.

THIRD: Article Four of the Corporation’s Certificate of Incorporation is hereby amended in its entirety to provide as follows:

“The total number of shares of capital stock which the Corporation has authority to issue is One Hundred Ten Million (110,000,000). These shares shall be divided into two classes, with One Hundred Million (100,000,000) shares designated as Common Stock, par value $0.0001 per share (the “Common Stock”) and Ten Million (10,000,000) shares designated as Preferred Stock, par value $0.0001 per share (the “Preferred Stock”).

The Preferred Stock of the Corporation shall be issued by the Board of Directors of the Corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, rights, qualifications, limitations or restrictions of such rights as the Board of Directors of the Corporation may determine from time to time.

Holders of shares of Common Stock shall be entitled to cast one vote for each share held at all stockholders’ meetings for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights.

No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for, purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now or hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.”

FOURTH: This Certificate of Amendment shall become effective as of November 10, 2023 at 12:00 a.m. Eastern Time (the “Effective Time”).

FIFTH: This amendment has been duly adopted by the Board of Directors of the Corporation and approved by the Corporation’s stockholders in accordance with Section 242 of the General Corporation Law.

[Signature page follows.]

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IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its duly authorized officer on this seventh day of November 2023.

By:	/s/ James Kras
James Kras
President and Chief Executive Officer

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